The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated March 21, 2014.
Preliminary Pricing Supplement No. IR-24 To the Product Supplement No. IR-I dated March 30, 2012 Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-180300-03 March 21, 2014
Financial Products
$
Floored Floating Rate Securities due September 28, 2015 Linked to 3-Month USD LIBOR
General
•
The securities are designed for investors who seek quarterly interest payments at a variable per annum rate linked to 3-Month USD LIBOR plus 0.27%, subject to a Minimum Interest Rate expected to be 0.00% per annum (to be determined on the Trade Date). Any payment on the securities is subject to our ability to pay our obligations as they become due.

•	Senior unsecured obligations of Credit Suisse AG, acting through its Nassau Branch, maturing September 28, 2015.
•	Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
•
The securities are expected to price on or about March 24, 2014 (the “Trade Date”) and are expected to settle on or about March 28, 2014 (the “Settlement Date”). Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

Key Terms
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Redemption Amount:
At maturity, you will be entitled to receive a cash payment of $1,000 for each $1,000 principal amount of securities that you hold, plus interest payable on the Maturity Date. Any payment on the securities is subject to our ability to pay our obligations as they become due.

Reference Rate:	For each Interest Period, 3-Month USD LIBOR determined on the corresponding Determination Date for such Interest Period. See “The Reference Rate—3-Month USD LIBOR” herein.
Interest Rate:
In respect of each Interest Period, a rate per annum equal to the Reference Rate applicable to such Interest Period plus 0.27%, subject to the Minimum Interest Rate, expected to be 0.00% per annum (to be determined on the Trade Date).

Interest:
On each Interest Payment Date, for each $1,000 principal amount of securities, you will receive an interest payment in respect of the immediately preceding Interest Period, calculated as follows using the Interest Rate and Day Count Fraction in respect of such Interest Period:

Interest Rate × $1,000 × Day Count Fraction
Interest Periods:
The period from and including the Settlement Date to but excluding the first Interest Payment Date, and each successive period from and including an Interest Payment Date to but excluding the next succeeding Interest Payment Date, subject to adjustment in accordance with the Modified Following Business Day Convention.

Determination Date:	For each Interest Period, two London Business Days immediately prior to the beginning of such Interest Period.
Interest Payment Dates:
Quarterly on the 28th day of each March, June, September and December, beginning on June 28, 2014, through and including the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention.

Minimum Interest Rate:	Expected to be 0.00% (to be determined on the Trade Date)
Day Count Fraction:	For each Interest Period, Actual/360.
Business Day:	Any day, other than a Saturday, Sunday or a day on which banking institutions in the City of New York or in London, England are generally authorized or obligated by law or executive order to close.
Maturity Date:	September 28, 2015, subject to adjustment in accordance with the Modified Following Business Day Convention.
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	22547QL61
Investing in the securities involves a number of risks. See “Selected Risk Considerations” in this pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer
Per security	$1,000.00	$	$
Total	$	$	$
 (1) Incapital LLC will act as placement agents for the securities. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $5.00 per $1,000 principal amount of the securities.
Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $998.50 and $999.00 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date. See “Selected Risk Considerations” in this pricing supplement.
The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Incapital LLC
Placement Agent

March   , 2014

Additional Terms Specific to the Securities

You should read this pricing supplement together with the product supplement dated March 30, 2012, the prospectus supplement dated March 23, 2012 and the prospectus dated March 23, 2012, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement No. IR-I dated March 30, 2012:

http://www.sec.gov/Archives/edgar/data/1053092/000095010312001628/dp29626_424b2-iri.htm

•	Prospectus supplement dated March 23, 2012 and Prospectus dated March 23, 2012:

http://www.sec.gov/Archives/edgar/data/1053092/000104746912003186/a2208088z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the securities.

Hypothetical Examples of Calculation of the Interest Payment for an Interest Period

The examples below illustrate, for a $1,000 investment in the securities, how the interest payment amount in respect of a hypothetical Interest Period would be calculated. The examples below assume that (i) there are 90 days in the Interest Period, (ii) the Minimum Interest Rate is 0.00% per annum (to be determined on the Trade Date).  The interest payment amounts set forth below are provided for illustration purposes only. The actual interest payment amount in respect of each Interest Period will depend on the level of the Reference Rate on the Determination Date for such Interest Period and the Interest Rate calculation applicable during such Interest Period. Any payment on the securities is subject to our ability to pay our obligations as they become due. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: On the applicable Determination Date, the Reference Rate is 3.00%. In respect of the corresponding Interest Period, the interest payment for each $1,000 principal amount of securities held will be calculated as follows:

Interest Rate	= 3.00% + 0.27%,	subject to the Minimum Interest Rate of 0.00%
= 3.00%

Interest payment amount	= Interest Rate × $1,000 × Day Count Fraction
= 3.00% × $1,000 × 90/360
= $7.50

Example 2: On the applicable Determination Date, the Reference Rate is -0.50%. In respect of the corresponding Interest Period, the interest payment for each $1,000 principal amount of securities held will be calculated as follows:

Interest Rate	= -0.05% + 0.27%,	subject to the Minimum Interest Rate of 0.00%
= 0.00%

Interest payment amount	= Interest Rate × $1,000 × Day Count Fraction
= 0.00% × $1,000 × 90/360
= $0.00

In this example, even though the Reference Rate plus 0.27% for the Interest Period is less than 0.00%, the Interest Rate for such Interest Period is limited by the Minimum Interest Rate of 0.00%.

Selected Risk Considerations

An investment in the securities involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
THE AMOUNT OF INTEREST PAYABLE ON THE SECURITIES IS UNCERTAIN – During the term of the securities, interest is determined and paid quarterly, and the amount of interest payable on the securities for any Interest Period will depend on the level of the Reference Rate on the Determination Date for such Interest Period and the applicable Interest Rate. As a result, the effective yield on the securities may be less than what would be payable on conventional, fixed-rate securities of the Issuer of comparable maturity. The interest payments on the securities and return of your principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

•
THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Although the return on the securities will be based on the levels of the Reference Rate, the payment of any amount due on the securities is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the securities and, therefore, investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

•
THE INTEREST RATE MAY BE EQUAL TO THE MINIMUM INTEREST RATE FOR ALL OR A PORTION OF THE TERM OF THE SECURITIES — We cannot give you assurance that the level of the Reference Rate will result in any interest payments on the securities, in excess of the Minimum Interest Rate that is expected to be 0.00% per annum (to be determined on the Trade Date).

•
THE ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE MAY BE LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your securities on the Trade Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the securities includes the agent’s discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the securities and the cost of hedging our risks as issuer of the securities through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the securities. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the securities (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the components of the securities in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. Our option valuation models are proprietary. They take into account factors such as interest rates, volatility and time to maturity of the securities, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar securities of other issuers.

•
EFFECT OF INTEREST RATE USED IN STRUCTURING THE SECURITIES — The internal funding rate we use in structuring notes such as these securities is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”).  If on the Trade Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities. We will also use our internal funding rate to determine the price of the securities if we post a bid to repurchase your securities in secondary market transactions. See “—Secondary Market Prices” below.

•
SECONDARY MARKET PRICES  — If Credit Suisse (or an affiliate) bids for your securities in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the securities on the Trade Date. The estimated value of the securities on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the securities in the secondary market (if any exists) at any time. The secondary market price of your securities at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your securities could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the securities and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Trade Date, the secondary market price of your securities will be lower than the Price to Public because it will not include the agent’s discounts or commissions and hedging and other transaction costs. If you sell your securities to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your securities may be lower than the price at which we may repurchase the securities from such dealer.

We (or an affiliate) may initially post a bid to repurchase the securities from you at a price that will exceed the then-current estimated value of the securities. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately 90 days.

The securities are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your securities to maturity.

•
LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the securities. Further, hedging activities may adversely affect any payment on or the value of the securities. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the securities, which creates an additional incentive to sell the securities to you.

•
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the level of the Reference Rate on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	the expected volatility of the Reference Rate;

o	the time to maturity of the securities;

o	changes in U.S. interest and swap rates;

o	interest and yield rates in the market generally;

o
geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Reference Rate or markets generally and which may affect the level of the Reference Rate; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	THE REFERENCE RATE MAY BE VOLATILE – The Reference Rate is subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:

o	sentiment regarding underlying strength in the U.S. and global economies;

o	expectation regarding the level of price inflation;

o	sentiment regarding credit quality in U.S. and global credit markets;

o	central bank policy regarding interest rates; and

o	performance of capital markets.

Decreases in the Reference Rate may result in a reduction of interest payable on the securities.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on any Determination Date) could adversely affect the level of the Reference Rate and, as a result, could decrease the amount of interest you may receive on the securities. For further information, please refer to “Supplemental Use of Proceeds and Hedging” in the accompanying product supplement.

The Reference Rate

3-Month USD LIBOR

For any Business Day, “3-Month USD LIBOR” means the rate for deposits in U.S. dollars for a period of 3 months, expressed as a per annum percentage, that appears on the Reuters Screen LIBOR01 Page as of 11:00 a.m., London time, on such day. If such rate does not appear on the Reuters Screen LIBOR01 Page, the rate for such day will be determined on the basis of the rates at which deposits in U.S. dollars are offered by a minimum of three banking institutions, which institutions will be selected by the calculation agent in its sole discretion, at approximately 11:00 a.m., London time, on such day to prime banks in the London interbank market for a period of 3 months commencing on such day. The calculation agent will request the principal London office of each banking institution selected by the calculation agent to provide a quotation of its rate. If at least two such quotations are provided, the rate for the relevant date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for such day will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the calculation agent in its sole discretion, at approximately 11:00 a.m., New York City time, on that day for loans in U.S. dollars to leading European banks for a period of 3 months commencing on that day.

Historical Information

The following graph sets forth the historical performance of the Reference Rate based on the daily levels of the Reference Rate from January 2, 2009 through March 19, 2014. 3-Month USD LIBOR on March 19, 2014 was 0.2338%. We obtained the historical information below from Bloomberg, without independent verification.

You should not take the historical levels of the Reference Rate as an indication of future performance of the Reference Rate or the securities. Any historical trend in the levels of the Reference Rate during any period set forth below is not an indication that the levels of the Reference Rate are more or less likely to increase or decrease at any time over the term of the securities.

Material United States Federal Income Tax Considerations

The following discussion supplements, or to the extent inconsistent therewith, amends and modifies, the discussion in the Product Supplement under the heading “Material United States Federal Income Tax Considerations" and, except as expressly provided below, it is subject to the assumptions, qualifications and limitations set forth therein.

In the opinion of our special tax counsel, Milbank, Tweed, Hadley & McCloy LLP, the notes should be treated for United States federal income tax purposes as variable rate debt instruments. See "Material United States Federal Income Tax Considerations" in the Product Supplement.

Medicare Tax

For taxable years beginning after December 31, 2012, certain U.S. Holders that are individuals, estates, and trusts must pay a 3.8% tax (the “Medicare Tax”) on the lesser of the U.S. person’s (1) “net investment income” or “undistributed net investment income” in the case of an estate or trust and (2) the excess of modified adjusted gross income over a certain specified threshold for the taxable year.  “Net investment income” generally includes income from interest, dividends, and net gains from the disposition of property (such as the securities) unless such income or net gains are derived in the ordinary course of a trade or business (other than a trade or business that is a passive activity with respect to the taxpayer or a trade or business of trading in financial instruments or commodities).  Net investment income may be reduced by allowable deductions properly allocable to such gross income or net gain.  Any interest earned or deemed earned on the securities and any gain on sale or other taxable disposition of the securities will be subject to the Medicare Tax.  If you are an individual, estate, or trust, you are urged to consult with your tax advisor regarding application of Medicare Tax to your income and gains in respect of your investment in the securities.

Securities Held Through Foreign Entities

Under the “Hiring Incentives to Restore Employment Act” (“FATCA” or the “Act”) and recently finalized regulations, a 30% withholding tax is imposed on “withholdable payments” and certain “passthru payments” made to “foreign financial institutions” (as defined in the regulations or an applicable intergovernmental agreement) (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account.  The term “withholdable payments” generally includes (1) payments of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, and (2) gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States.  “Passthru payments” means any withholdable payment and any foreign passthru payment.  To avoid becoming subject to the 30% withholding tax on payments to them, we and other foreign financial institutions may be required to report information to the IRS regarding the holders of the securities and, in the case of holders who (i) fail to provide the relevant information, (ii) are foreign financial institutions who have not agreed to comply with these information reporting requirements, or (iii) hold the securities directly or indirectly through such non-compliant foreign financial institutions, we may be required to withhold on a portion of payments under the securities.  FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial United States owners) to withhold tax at a rate of 30%.  We will treat payments on the securities as withholdable payments for these purposes.

Withholding under FATCA will apply to all withholdable payments and certain passthru payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law.  Unless a foreign financial institution is the beneficial owner of a payment, it will be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a United States owned foreign entity and the identity of any substantial United States owners of such entity.

Pursuant to the recently finalized regulations described above and IRS Notice 2013-43, and subject to the exceptions described below, FATCA’s withholding regime generally will apply to (i) withholdable payments (other than gross proceeds of the type described above) made after June 30, 2014 (other than certain payments made with respect to a “preexisting obligation,” as defined in the regulations); (ii) payments of gross proceeds of the type described above with respect to a sale or disposition occurring after December 31, 2016; and (iii) foreign passthru payments made after the later of December 31, 2016, or the date that final regulations defining the term ”foreign passthru payment” are published.  Notwithstanding the foregoing, the provisions of FATCA discussed above generally will not apply to (a) any obligation (other than an instrument that is treated as equity for U.S. tax purposes or that lacks a stated expiration or term) that is outstanding on July 1, 2014 (a “grandfathered obligation”); (b) any obligation that produces withholdable payments solely because the obligation is treated as giving rise to a dividend equivalent pursuant to Code section 871(m) and the regulations thereunder that is outstanding at any point prior to six months after the date on which obligations of its type are first treated as giving rise to dividend equivalents; and (c) any agreement requiring a secured party to make payments with respect to collateral securing one or more grandfathered obligations (even if the collateral is not itself a grandfathered obligation).  Thus, if you hold your securities through a foreign financial institution or foreign entity, a portion of any of your payments made after June 30, 2014, may be subject to 30% withholding.

IRS Notice and Proposed Legislation on Certain Financial Transactions

More recently, on February 26, 2014, the Chairman of the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments.  If enacted as proposed, the effect of that legislation generally would be to require instruments such as the securities acquired after December 31, 2014, or any securities held after December 31, 2019, to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.  You are urged to consult your tax advisor regarding the draft legislation and its possible impact on you.

Supplemental Plan of Distribution

Under the terms and subject to the conditions contained in a distribution agreement with Incapital LLC dated March 23, 2012, which we refer to as the distribution agreement, Incapital LLC will act as placement agent for the securities. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $5.00 per $1,000 principal amount of the securities. For additional information, see “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

We expect to deliver the securities against payment for the securities on the Settlement Date indicated herein, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the securities more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Credit Suisse